SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Nuveen Preferred and Income Term Fund

Address and Principal
Business Office:	333 West Wacker Drive
Chicago, Illinois 60606

Telephone Number:	(800) 257-8787

Name and Address of Agent for
Service of Process:	Kevin J. McCarthy, Esq.
Vice President and Secretary
Nuveen Preferred and Income Term Fund
333 West Wacker Drive
Chicago, Illinois 60606

With copies to:

David P. Glatz
K&L Gates LLP
70 W. Madison St., Suite 3100
Chicago, Illinois 60602

Eric F. Fess
Chapman and Cutler LLP
111 W. Monroe
Chicago, Illinois 60603

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:    ☐  Yes    ☒  No

Item 1.	Exact Name of registrant.

Nuveen Preferred and Income Term Fund

Item 2.	Name of State under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was created under the laws of the Commonwealth of Massachusetts on April 18, 2012.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is registering as a “closed-end” company or an “open-end” company;

Registrant is registering as a closed-end company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, Illinois 60606

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

	John P. Amboain	Trustee
333 West Wacker Drive
Chicago, IL 60606

	Gifford R. Zimmerman	Chief Administrative Officer
333 West Wacker Drive
Chicago, IL 60606

	William Adams IV	Vice President
333 West Wacker Drive
Chicago, IL 60606

	Margo L. Cook	Vice President
333 West Wacker Drive
Chicago, IL 60606

	Lorna C. Ferguson	Vice President
333 West Wacker Drive
Chicago, IL 60606

	Stephen D. Foy	Vice President and Controller
333 West Wacker Drive
Chicago, IL 60606

	Scott S. Grace	Vice President and Treasurer
333 West Wacker Drive
Chicago, IL 60606

	Walter M. Kelly	Chief Compliance Officer and Vice President
333 West Wacker Drive
Chicago, IL 60606

	Tina M. Lazar	Vice President
333 West Wacker Drive
Chicago, IL 60606

	Kevin J. McCarthy	Vice President and Secretary
333 West Wacker Drive
Chicago, IL 60606

	Kathleen L. Prudhomme	Vice President and Assistant Secretary
800 Nicollet Mall
Minneapolis, MN 55402

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

Not Applicable

(b)	state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a)	state whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes. Registrant proposes to make a public offering of its securities within the current year.

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

Zero (0)

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 20th day of April, 2012.

Nuveen Preferred and Income Term Fund

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman,
Chief Administrative Officer

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal